Filed Pursuant to Rule 433 Registration Statement No. 333-158199-10 July 5, 2011

Callable Yield Notes (CYNs)
Callable Yield Notes offer a coupon, plus a contingent buffer to protect against loss of principal.

Overview

Callable Yield Notes (the “securities”) provide investors with periodic coupon payments, subject to early redemption by Credit Suisse AG (“Credit Suisse” or the “Issuer”). At maturity, investors will be entitled to receive the principal amount if the closing levels of all the underlyings are not less than or equal to their specified “Knock-In Levels” on the valuation date, subject to the credit risk of the Issuer. If the closing level of any underlying is less than or equal to its respective Knock-In Level on the valuation date, investors will receive less than 100% of the principal amount and the return will be based on the percentage change of the lowest performing underlying. Furthermore, the Issuer has the right to call the CYNs. If the CYNs are called, investors will be entitled to receive 100% of the principal amount, plus any accrued but unpaid interest, and the investor will not continue to accrue interest on the security. Any payment on the securities is subject to the Issuer’s ability to pay its obligations as they become due.

Underlyings:

The security can be linked to one or more of the following underlyings, including:

  Indices
  Commodities
  Exchange-Traded Funds
  Exchange Rates
  Baskets
  Interest Rates
  Single Stocks

Potential Upside

Callable Yield Notes entitle an investor to receive periodic coupon payments, subject to early redemption. The investor will be entitled to receive its principal back, subject to the credit risk of the Issuer if:

  The security is redeemed early by the Issuer.
  If held to maturity, none of the underlyings closes at or below its respective Knock-In Level on the valuation date.

Potential Downside

  If the closing level of any underlying is less than or equal to its respective Knock-In Level on the valuation date, an investor will be fully exposed to the depreciation of the lowest performing underlying.
  No participation in the potential appreciation of any underlying.
  If the securities are called by the Issuer prior to maturity, the investor will lose the right to accrue and be paid interest for the remainder of the term of the securities.

Summary of Selected Product Risks

  Potential Loss of Principal: An investor may receive less at maturity than originally invested in the securities, or they may receive nothing, excluding any accrued or unpaid interest. If the closing level of any underlying is less than or equal to its respective Knock-In Level on the valuation date, the return on the securities will be based on the lowest performing underlying.
  Credit Risk: The securities and the payment of any amount due on the securities are subject to Credit Suisse’s ability to pay its obligations as they become due.
  Limited Upside: The securities will not pay more than the principal amount, plus accrued and unpaid interest, at maturity or upon early redemption, regardless of any appreciation of the underlyings.
  Knock-In Event: If the closing level of any underlying is less than or equal to its Knock-In Level on the valuation date, a “Knock-In Event” will have occurred. In this case, the amount payable at maturity will be less than the principal amount of the securities.
  Fluctuations in the Underlyings: The securities are exposed equally to risk of fluctuations in the levels of the underlyings to the same degree for each underlying.
  Early Redemption: The securities are subject to a potential early redemption at the option of the Issuer. If the securities are redeemed prior to maturity, investors will lose the opportunity to continue to accrue and be paid interest.
  Liquidity or Market Risk: The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but it is not required to do so. Many factors, most of which are beyond the control of the Issuer, will influence the value of the securities and the price at which the securities may be purchased or sold in the secondary market. For example, the creditworthiness of the Issuer, including actual or anticipated downgrades in the Issuer’s credit ratings, may be a contributing factor.
  Potential Conflicts – The Issuer and its affiliates play a variety or roles in connection with the issuance of the securities including acting as calculation agent and hedging our obligations under the securities.

Financial Products
Structured Products

The risks set forth in the section entitled “Summary of Selected Product Risks” on the preceding page are only intended as a summary of the risks relating to an investment in the securities. Prior to investing in any securities, you should, in particular, review the “Selected Risk Considerations” section in the applicable pricing supplement and the “Risk Factors” section in the product supplement which set forth risks related to an investment in the securities.

IRS Circular 230 Disclosure: Credit Suisse AG and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with Credit Suisse of any of the matters addressed herein or for the purpose of avoiding U.S. tax-related penalties.

This document is not directed to, or intended for distribution to or use by, any person or entity who is a citizen or resident of or located in any locality, state, country or other jurisdiction outside the United States where such distribution, publication, availability or use would be contrary to law or regulation or which would subject Credit Suisse AG or its subsidiaries or affiliates to any registration or licensing requirement within such jurisdiction.

Investment suitability must be determined individually for each investor, and the securities described herein may not be suitable for all investors. The securities described herein should generally be held to maturity as sales prior to maturity may result in lower than anticipated returns. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

Credit Suisse AG has filed a registration statement (including any applicable underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering of securities through Credit Suisse AG, Nassau Branch. Before you invest, you should read all of the applicable offering documents, including the relevant pricing supplement, underlying supplement, if applicable, product supplement, as applicable, the Prospectus Supplement dated March 25, 2009 and Prospectus dated March 25, 2009, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in any securities. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in an offering will arrange to send you the applicable pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

Copyright ©2011 CREDIT SUISSE AG and/or its affiliates.

Callable Yield Notes Sample Terms*

Underlyings: S&P 500® Index (SPX), Russell 2000® Index (RTY)

Term: 1 Year

Knock-In Event: Occurs if the closing level of any underlying reaches or falls below its Knock-In Level, on the valuation date.

Early Redemption: Callable quarterly by Issuer at par on the interest payment dates

Knock-In Level: For each underlying, approximately 75% of the initial level

Coupon: 12.00% per annum, payable quarterly

* Sample terms, actual terms will vary depending on the underlyings and the terms of the securities.

Hypothetical Redemption Amount at Maturity*

If a Knock-In Event has not occurred, 100% of the principal amount of the securities.

If a Knock-In Event has occurred, the principal amount of the securities multiplied by (1 + percentage change in the lowest performing underlying from the initial level to the final level, subject to a maximum of zero).

Any payment on the securities is subject to the Issuer’s ability to pay its obligations as they become due.

Hypothetical Redemption Amount*
Table 1: This table represents the hypothetical redemption amount at maturity and the total payment over the hypothetical 1 year term of the securities on a $1,000 investment if a Knock-In Event does not occur, assuming that the securities have not been redeemed prior to maturity:

Principal Amount of the Securities	Lowest Performing Reference Index Return	Redemption Amount (Knock-in Event does not occur*)	Total Interest Payment on the Securities	Total Payment
$1,000	50%	$1,000	$120	$1,120
$1,000	40%	$1,000	$120	$1,120
$1,000	30%	$1,000	$120	$1,120
$1,000	20%	$1,000	$120	$1,120
$1,000	10%	$1,000	$120	$1,120
$1,000	0%	$1,000	$120	$1,120
$1,000	-10%	$1,000	$120	$1,120
$1,000	-20%	$1,000	$120	$1,120
$1,000	-30%	N/A	$120	N/A
$1,000	-40%	N/A	$120	N/A
$1,000	-50%	N/A	$120	N/A
*	The sample terms herein are hypothetical and will change depending on the relevant terms of the specific securities. The Issuer has no obligation to issue the securities described herein.

Customization

There are many different ways to structure Callable Yield Notes. The Knock-In Level, term of the securities, underlyings, frequency of interest payment and interest rate can each be modified. For example, in exchange for a higher Knock-In Level and increased exposure on the downside, the coupon can be increased.